SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Investor Update

São Paulo, November 4, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, provides an Investor Update. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

GOL’s current capacity planning scenario assumes 100% growth in 4Q20 compared to 3Q20. In October 2020, the Company operated approximately 376 daily flights (53% from the same period in 2019), reaching peaks of 500 daily flights, serving 95% of the market. By the end of December 2020, GOL expects to re-establish the domestic market operated in the pre-pandemic period, which represents about 80% of the total capacity in 2019. The Company expects to end December with an average of 94 aircraft operating in the network, representing more than 75% of the operating fleet in the same period last year, maintaining a consistent load factor of approximately 80% in the quarter.

In 4Q20, the Company estimates an average operating fleet of 92 aircraft, which will represent 78% of the average fleet operated in the same quarter last year. Revenue for the quarter ended December 2020 is expected to increase approximately 130% compared to the quarter ended September 2020. Total expenses in 4Q20 are expected to decrease by approximately 16% compared to 4Q19, due to initiatives to reduce costs, lower capacity and fuel consumption.

GOL expects around R$2.4 billion in liquidity and R$13.1 billion in adjusted net debt at quarter end 4Q20. Several important initiatives are relevant to ensure that GOL maintains liquidity at the levels expected for the end of 4Q20.

With the objective of assisting investors and analysts in understanding how GOL is approaching its short-term planning, the Company is also sharing these metrics for the 1Q21:

Metrics	3Q20A	4Q20E	1Q21E
Brazil Quarterly GDP Growth[1] (%) Domestic Routes Served (average) % of 2019 Average Operating Fleet % of 2019 ASK (in million) % of 2019 Load Factor (%)	+5.4% 122 75% 63 55% 4,000 30% ~80%	+3.7% ~146 90% ~92 78% ~8,000 60% ~80%	+3.0% ~167 85% ~102 92% ~9,400 76% ~78%
Net Operating Revenues (R$ BN) % of 2019 Capex (R$ MM) Net Cash Burn (R$/day)	1.0 26% 110 0	~2.3 60% ~180 ~3	~2.4 66% ~290 ~2
Total Liquidity[2] (R$ BN) Net Debt[3] (R$ BN) Net Debt / LTM EBITDA Ratio[3,4] (x)	2.2 14.1 4x	~2.4 ~13.1 ~6x	~2.5 ~13.1 ~8x
(1)	Sequential; Source: Brazilian Central Bank.
(2)	Cash and cash equivalents, restricted cash, accounts receivable, securities and receivables.
(3)	Excluding perpetual bonds and exchangeable notes.
(4)	Pro-forma, excluding non-operating expenses and depreciation.
1	GOL Linhas Aéreas Inteligentes S.A.

Investor Update

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 129 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer